Validus Holdings, Ltd.

29 Richmond Road

Pembroke, Bermuda HM 08

August 1, 2011

VIA EDGAR AND EMAIL TRANSMISSION

Jeffrey Riedler, Esq.

Assistant Director

Office of Mergers and Acquisitions

Division of Corporation Finance

Mail Stop 3628

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-6010s

RE:	Transatlantic Holdings, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on July 20, 2011
SEC File No. 001-10545

Dear Mr. Riedler:

In response to the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 28, 2011 regarding the Preliminary Proxy Statement on Schedule 14A filed by Validus Holdings, Ltd. (the “Company”) on July 20, 2011, the Company hereby acknowledges that:

(1)          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)         the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

VALIDUS HOLDINGS, LTD.

By:	/s/ Joseph E. (Jeff) Consolino
	Name:	Joseph E. (Jeff) Consolino
	Title:	President and Chief Financial Officer